UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   The Aries Domestic Fund, LP
   787 Seventh Avenue
   44th Floor
   New York, NY  10019
2. Date of Event Requiring Statement (Month/Day/Year)
   06/30/97
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   PROCEPT INCORPORATED /DE/
   PRCT
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock, $0.01 par value per share (1)|2,090,667(2)          |D               |                                               |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Class A Warrants        |06/30/97 |06/30/02 |Common Stock           |959,944(2|$0.01(2)  |D            |                           |
                        |         |         |                       |)        |          |             |                           |
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Class B Warrants        |06/30/97 |06/30/02 |Common Stock           |2,660,746|$0.5859(2)|D            |                           |
                        |         |         |                       |(2)      |          |             |                           |
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12% Senior Convertible N|06/30/97 |N/A      |Common Stock(1)        |149,333(2|$0.46875(2|D            |                           |
otes                    |         |         |                       |)        |)         |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Upon the approval by the stockholders of the Issuer of a pending amendment to the Issuer's Certificate of Incorporattion authorizing "blank check" preferred stock, the Reporting Person may (i) require the Issuer to designate a Series A Convertible Preferred Stock, (ii) put its Common Stock to the Issuer for Series A Convertible Preferred Stock and (iii) elect to convert its Senior Convertible Notes into such Series A Convertible Preferred Stock instead of into Common Stock.

(2) Upon the earliest of (i) the approval by the holders of Common Stock of the Issuer of the transactions contemplated by the Securities Purchase Agreement between the Issuer, the Reporting Person and The Aries Trust (the "Transactions") that are required by Rule 4460(i) of the National Association of Securities Dealers' Marketplace Rules, (ii) any event which renders such stockholder approval unnecessary or which renders such Rule inapplicable and
(iii) September 30, 1997, the Reporting Person shall be entitled to a distribution of additional shares of Common Stock, and the respective exercise and conversion prices of the Class A Warrants, Class B Warrants and Senior Convertible Notes shall be adjusted to equal the lesser of $.29 and 50% of various market-based prices.

SIGNATURE OF REPORTING PERSON
/s/ Lindsay A. Rosenwald, M.D., President
Paramount Capital Asset Management, Inc., General Partner
The Aries Domestic Fund, L.P.
DATE
07/10/97

                             Attachment A to Form 3


      Reporting Person:      The Aries Domestic Fund, L.P.
      Issuer:                Procept Incorporated (PRCT)

         Paramount Capital Asset Management, Inc. ("Paramount"), the General Partner of the Aries Domestic Fund, L.P. (the "Partnership"), also serves as the Investment Manager to The Aries Trust (the "Trust"), a Cayman Islands trust, which also owns securities of the Issuer. Lindsay A. Rosenwald, M.D., is the sole shareholder of Paramount. Paramount and Dr. Rosenwald disclaim beneficial ownership of the securities held by the Partnership and the Trust, except to the extent of their pecuniary interest therein.

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